EXHIBIT 99.1

NEWS	Fonar Corporation
For Immediate Release	The Inventor of MR Scanning™
Contact: Daniel Culver	An ISO 13485 Company
Director of Communications	Melville, New York 11747
E-mail: investor@fonar.com	Phone: (631) 694-2929
www.fonar.com	Fax: (631) 390-1772

FONAR ANNOUNCES FINANCIAL RESULTS FOR THE

2ND QUARTER OF FISCAL 2026

●	Cash and cash equivalents decreased 6% to $53.0 million at December 31, 2025, as compared to $56.3 million for the fiscal year-ended June 30, 2025.

●	Total Revenues - Net increased by 2% to $25.5 million for the quarter ended December 31, 2025, versus the corresponding quarter one year earlier. Total Revenues - Net increased by 3% to $51.6 million for the six-month period ended December 31, 2025, versus the corresponding six-month period one year earlier.

●	Net Income increased 15% to $2.5 million for the quarter ended December 31, 2025, versus the corresponding quarter one year earlier. Net Income decreased by 16% to $5.2 million for the six-month period ended December 31, 2025, versus the corresponding six-month period one year earlier.

●	Diluted Net Income per Common Share increased 7% to $0.31 for the quarter ended December 31, 2025, versus the corresponding quarter one year earlier. Diluted Net Income per Common Share decreased 11% to $0.66 for the six-month period ended December 31, 2025, versus the corresponding six-month period one year earlier.

●	On December 29, 2025, the Company announced that a definitive merger agreement for the previously announced “Take Private” offer was signed. The agreement included an increase per common share of $19.00 per common share in cash, from the price previously offered in July of 2025 of $17.25 per common share.

MELVILLE, NEW YORK, February 13, 2026 - FONAR Corporation (NASDAQ-FONR), The Inventor of MR Scanning™, reported today its financial results for the second quarter of fiscal 2026 which ended December 31, 2025. FONAR’s primary source of income is attributable to its wholly-owned diagnostic imaging management subsidiary, Health Management Company of America (HMCA). In 2009, HMCA managed 9 MRI scanners. Currently, HMCA manages 45 MRI scanners in New York and in Florida.

Financial Results

Income Statement Items

Total Revenues-Net for the quarter ended December 31, 2025, increased 2% to $25.5 million, as compared to $25.0 million for the corresponding quarter ended December 31, 2024. Total Revenues-Net for the six-month period ended December 31, 2025, increased 3% to $51.6 million, as compared to $50.0 million for the corresponding six-month period ended December 31, 2024.

Income from Operations for the quarter ended December 31, 2025, increased 23% to $3.0 million as compared to $2.4 million for the corresponding quarter ended December 31, 2024. Income from Operations for the six-month period ended December 31, 2025, decreased 12% to $6.2 million as compared to $7.0 million for the corresponding six-month period ended December 31, 2024.

Net Income for the quarter ended December 31, 2025, increased 15% to $2.5 million as compared to $2.2 million for the corresponding quarter ended December 31, 2024. Net Income for the six-month period ended December 31, 2025, decreased 16% to $5.2 million as compared to $6.2 million for the corresponding six-month period ended December 31, 2024.

Diluted Net Income per Common Share Available to Common Stockholders for the quarter ended December 31, 2025, increased 7% to $0.31 as compared to $0.29 for the corresponding quarter ended December 31, 2024. Diluted Net Income per Common Share Available to Common Stockholders for the six-month period ended December 31, 2025, decreased 11% to $0.66 as compared to $0.74 for the corresponding six-month period ended December 31, 2024.

Selling, general & administrative expenses (SG&A) for the quarter ended December 31, 2025, decreased 10% to $6.2 million as compared to $6.9 million for the corresponding quarter ended December 31, 2024. SG&A for the six-month period ended December 31, 2025, increased 8% to $13.1 million as compared to $12.1 million for the corresponding six-month period ended December 31, 2024.

Cash Flow Statement Item

Operating Cash Flow for the six-month period ended December 31, 2025, decreased 52% to $1.9 million, compared to $3.9 million for the six-month period ended December 31, 2024.

Balance Sheet Items

Cash and cash equivalents and short-term investments were $53.1 million at December 31, 2025, as compared to $56.3 million at June 30, 2025.

Total Current Assets at December 31, 2025, were $143.7 million as compared to $144.7 million at June 30, 2025.

Total Assets were $217.2 million at December 31, 2025, as compared to $216.9 million at June 30, 2025.

Total Current Liabilities were $14.4 million at December 31, 2025, as compared to $17.1 million at June 30, 2025.

Total Liabilities at December 31, 2025, were $54.4 million, as compared to $56.8 million at June 30, 2025.

Total Stockholders’ Equity at December 31, 2025, was $162.9 million, as compared to $160.1 million at June 30, 2025.

Financial Ratios

The ratio of Total Assets / Total Liabilities at December 31, 2025, was 4.0 as compared to 3.8 at June 30, 2024.

Working Capital was $129.3 million at December 31, 2025, as compared to $127.5 million at June 30, 2024.

Net Book Value Per Common Share was $25.69 per share at December 31, 2025, as compared to $24.68 at December 31, 2024.

Management Discussion

Timothy Damadian, Chairman and CEO of FONAR, said, “Our diagnostic imaging management subsidiary, Health Management Company of America (HMCA), the Company’s primary source of revenue and profit, continues to grow. Scan volume in the second quarter of Fiscal 2026 was 54,846, 0.5% lower than that of the previous quarter (55,106), and 3.3% higher than that of the corresponding quarter of Fiscal 2025 and the third highest quarterly scan volume in HMCA history.”

“In October, 2025, we added a high-field MRI at an existing STAND-UP® site in Lynbrook, Nassau County, New York. The average monthly scan volume in the quarter preceding its installation was 579. Since the installation of the high-field MRI, scan volume has grown steadily, reaching 752 in January of 2026, a 30% increase.”

“For instances where extra-high-resolution imaging or special applications are required, a high-field MRI meets those needs and also perfectly complements the STAND-UP® MRI. The STAND-UP® MRI is the most patient-friendly MRI, the only MRI that can scan patients in weight-bearing positions, and the only MRI that can scan spines in flexion and extension. With both the STAND-UP® MRI and high-field MRI at the same location, patients and their referring doctors have easy access to the best of both MRI worlds. The addition of second or even third MRI at an existing site also reduces patient backlogs. Doctors know that if they refer their patients to a multi-scanner center managed by HMCA, the patients will get their MRIs completed without delay.”

“We continue to search for locations where the introduction of our technology and services would profitably enhance our existing New York and Florida networks.”

Mr. Damadian concluded, “As always, I remain grateful to our management team and all of our employees for making our company a success.”

Company Events

Please refer to the Company’s Form 8-K filed with the SEC on December 30, 2025 for information about the Company’s recent entry into a definitive merger agreement for the proposed “Take Private” transaction.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Certain statements contained in this press release, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements within the meaning of the federal securities laws and as such are based upon the Company’s current beliefs as to the outcome and timing of future events. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “approximately,” “anticipate,” “assume,” “believe,” “budget,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “future,” “hypothetical,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will” or other similar words or expressions. There can be no assurance that actual results of forward-looking statements, including but not limited to the consummation of the proposed “Take Private” transaction, including the merger contemplated thereby, or those pertaining to expectations regarding the Company’s financial performance, expectations as to the likelihood and timing of closing of acquisitions, dispositions, or other transactions, and changes in local, regional, and national economic conditions, including as a result of the systemic and structural changes in the healthcare industry. Forward-looking statements presented herein are based on management’s beliefs and assumptions made by, and information currently available to, management.

The forward-looking statements contained in this press release are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to the Company and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Many factors, including the following, could cause actual results to differ materially from the forward-looking statements set forth in this press release: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement for the proposed “Take Private” transaction; the outcome of any legal proceedings that may be instituted against the Company and others following announcement of the definitive merger agreement; the inability to complete the proposed “Take Private” transaction, including the merger contemplated thereby, due to the failure to satisfy any condition to the closing, including that the Company obtains the requisite approvals of its stockholders and other closing conditions described in the definitive merger agreement; risks that the proposed merger disrupts current plans and operations of the Company; potential difficulties in employee retention as a result of the proposed transaction; legislative, regulatory and economic developments; risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed Transaction; the effect of the announcement of the proposed transaction on the Company’s relationships with referral sources and vendors, operating results and business generally, changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors described in the Company’s news releases and filings with the SEC, including but not limited to those described in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2025, as filed with the SEC on September 22, 2025 (the “Form 10-K”) under the heading “Risk Factors” and in the Company’s subsequent reports filed with the SEC, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what it may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this press release speaks only as of the date of this press release. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not guarantee that the assumptions underlying such forward-looking statements contained in this press release are free from errors. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving FONAR, LLC and FONAR Acquisition Sub, Inc. (collectively, “Buyer”) and the Company. In connection with the proposed transaction, (i) the Company intends to file the relevant materials with the SEC, including a proxy statement on Schedule 14A and (ii) certain participants in the transaction intend to jointly file with the SEC a Schedule 13E-3 Transaction Statement, which will contain important information on the Company, Buyer and the transaction, including the terms and conditions of the transaction. Promptly after filing its definitive proxy statement with the SEC, the Company will mail the definitive proxy statement, the Schedule 13E-3 and a proxy card to each stockholder of the Company entitled to vote at a special meeting of the Company’s stockholders to be held to consider the proposed transaction. This communication is not a substitute for the proxy statement, the Schedule 13E-3 or any other document that the Company may file with the SEC or send to its stockholders in connection with the proposed transaction. The materials to be filed by the Company will be made available to the Company’s investors and stockholders at no expense to them and copies may be obtained free of charge on the Company’s website at www.fonar.com/investor-relations.html. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of the Company are urged to read the proxy statement, the Schedule 13E-3 and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction because they contain important information about the Company and the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval.

Stockholders of the Company are urged to read all relevant documents filed with the SEC, including the proxy statement and the Schedule 13E-3 Transaction Statement, as well as any amendments or supplements to these documents, carefully when they become available because they will contain important information about the transaction.

Participants in the Proxy Solicitation

The Company and its directors, executive officers, other members of its management and employees may be deemed to be participants in the solicitation of proxies of the Company stockholders in connection with the proposed transaction under SEC rules. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s executive officers and directors in the solicitation by reading the Form 10-K, the Company’s proxy statement on Schedule 14A filed with the SEC on April 7, 2025, in connection with its 2025 annual meeting of stockholders, and the proxy statement, the Schedule 13E-3 Transaction Statement and other relevant materials that will be filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the proposed transaction and the Schedule 13E-3 Transaction Statement when they become available.

WE URGE INVESTORS TO READ THE PROXY STATEMENT, SCHEDULE 13E-3 AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, BUYER AND THE PROPOSED TRANSACTION, INCLUDING THE MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

About FONAR

FONAR, The Inventor of MR Scanning™, located in Melville, NY, was incorporated in 1978, and is the first, oldest and most experienced MRI Company in the industry. FONAR went public in 1981 (Nasdaq:FONR). FONAR sold the world’s first commercial MRI to Ronald J. Ross, MD, Cleveland, Ohio. It was installed in 1980. Dr. Ross and his team began the world’s first clinical MRI trials in January 1981. The results were reported in the June 1981 edition of Radiology/Nuclear Medicine Magazine and the April 1982 peer-reviewed article in the Journal Radiology. The technique used for obtaining T1 and T2 values was the FONAR technique (Field fOcusing Nuclear mAgnetic Resonance), not the back projection technique. www.fonar.com/innovations-timeline.html.

FONAR’s signature product is the FONAR UPRIGHT® Multi-Position™ MRI (also known as the STAND-UP® MRI), the only whole-body MRI that performs Position™ Imaging (pMRI™) and scans patients in numerous weight-bearing positions, i.e. standing, sitting, in flexion and extension, as well as the conventional lie-down position. The FONAR UPRIGHT® Multi-Position™ MRI often detects patient problems that other MRI scanners cannot because they are lie-down, “weightless-only” scanners. The patient-friendly UPRIGHT® MRI has a near-zero patient claustrophobic rejection rate. As a FONAR customer states, “If the patient is claustrophobic in this scanner, they’ll be claustrophobic in my parking lot.” Approximately 85% of patients are scanned sitting while watching TV.

FONAR has new works-in-progress technology for visualizing and quantifying the cerebral hydraulics of the central nervous system, the flow of cerebrospinal fluid (CSF), which circulates throughout the brain and vertebral column at the rate of 32 quarts per day. This imaging and quantifying of the dynamics of this vital life-sustaining physiology of the body’s neurologic system has been made possible first by FONAR’s introduction of the MRI and now by this latest works-in-progress method for quantifying CSF in all the normal positions of the body, particularly in its upright flow against gravity. Patients with whiplash or other neck injuries are among those who will benefit from this new understanding.

FONAR’s primary source of income and growth is attributable to its wholly-owned diagnostic imaging management subsidiary, Health Management Company of America (HMCA) www.hmca.com.

FONAR’s substantial list of patents includes recent patents for its technology enabling full weight-bearing MRI imaging of all the gravity sensitive regions of the human anatomy, especially the brain, extremities and spine. It includes its newest technology for measuring the Upright cerebral hydraulics of the cerebrospinal fluid (CSF) of the central nervous system. FONAR’s UPRIGHT® Multi-Position™ MRI is the only scanner licensed under these patents.

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UPRIGHT®, and STAND-UP® are registered trademarks. The Inventor of MR Scanning™, CSP™, MultiPosition™, UPRIGHT RADIOLOGY™, pMRI™, CFS Videography™, Dynamic™ and The Proof is in the Picture™, are trademarks of FONAR Corporation.

This release may include forward-looking statements from the company that may or may not materialize. Additional information on factors that could potentially affect the company’s financial results may be found in the company’s filings with the Securities and Exchange Commission.

FONAR CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts and shares in thousands, except per share amounts)

ASSETS

	December 31, 2025 (Unaudited)	June 30, 2025
Current Assets:
Cash and cash equivalents	$52,977	$56,334
Short-term investments	121	120
Accounts receivable – net of allowances for credit losses of $260 and $264 at December 31, 2025 and June 30, 2025, respectively	4,755	5,305
Accounts receivable – related party	60	—
Medical receivable	24,470	24,490
Management and other fees receivable – net of allowances for credit losses of $12,448 and $14,296 at December 31, 2025 and June 30, 2025, respectively	46,482	43,401
Management and other fees receivable – related medical practices – net of allowances for credit losses of $8,648 and $7,137 at December 31, 2025 and June 30, 2025, respectively	9,951	9,748
Inventories - net	2,754	2,813
Prepaid expenses and other current assets – related party	321	411
Prepaid expenses and other current assets	1,821	2,050
Total Current Assets	143,712	144,672

Accounts receivable – long term	3,428	3,550
Deferred income tax asset	6,153	6,349
Property and equipment – net	18,915	18,532
Note receivable – related party	580	555
Right-of-use asset – operating leases	35,980	35,136
Right-of-use asset – finance lease	264	377
Goodwill	4,269	4,269
Other intangible assets – net	3,032	2,992
Other assets	891	476
Total Assets	$217,224	$216,908

FONAR CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts and shares in thousands, except per share amounts)

LIABILITIES AND EQUITY

	December 31, 2025 (Unaudited)	June 30, 2025
Current Liabilities:
Accounts payable	$1,912	$1,302
Other current liabilities	3,336	6,975
Unearned revenue on service contracts	4,473	4,866
Unearned revenue on service contracts – related party	55	—
Operating lease liabilities – current portion	3,750	3,383
Finance lease liability – current portion	244	244
Customer deposits	601	354
Total Current Liabilities	14,371	17,124

Long-Term Liabilities:
Unearned revenue on service contracts	3,594	3,801
Deferred income tax liability	321	321
Due to related party medical practices	93	93
Operating lease liabilities – net of current portion	35,765	35,149
Finance lease liability – net of current portion	41	142
Other liabilities	177	173

Total Long-Term Liabilities	39,991	39,679
Total Liabilities	54,362	56,803

FONAR CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts and shares in thousands, except per share amounts)

LIABILITIES AND EQUITY (Continued)

EQUITY:	December 31, 2025 (Unaudited)	June 30, 2025
Class A non-voting preferred stock $.0001 par value; 453 shares authorized at December 31, 2025 and June 30, 2025, 313 issued and outstanding at December 31, 2025 and June 30, 2025	$—	$—
Preferred stock $.001 par value; 567 shares authorized at December 31, 2025 and June 30, 2024, issued and outstanding – none	—	—
Common Stock $.0001 par value; 8,500 shares authorized at December 31, 2025 and June 30, 2025, 6,203 issued at December 31, 2025 and June 30, 2025, 6,168 outstanding at December 31, 2025 and June 30, 2025, respectively	1	1
Class B Common Stock (10 votes per share) $.0001 par value; 227 shares authorized at December 31, 2025 and June 30, 2025, 0.146 issued and outstanding at December 31, 2025 and June 30, 2025	—	—
Class C Common Stock (25 votes per share) $.0001 par value; 567 shares authorized at December 31, 2025 and June 30, 2025, 383 issued and outstanding at December 31, 2025 and June 30, 2025	—	—
Paid-in capital in excess of par value	178,757	178,757
Accumulated deficit	(969)	(5,289)
Treasury stock, at cost – 35 shares of common stock at December 31, 2025 and at June 30, 2025	(860)	(860)
Total FONAR Corporation’s Stockholders’ Equity	176,929	172,609
Noncontrolling interests	(14,067)	(12,504)
Total Equity	162,862	160,105
Total Liabilities and Equity	$217,224	$216,908

FONAR CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts and shares in thousands, except per share amounts)

	For the Three Months Ended December 31, (Unaudited)
Revenues	2025	2024
Patient fee revenue – net of contractual allowances and discounts	$7,296	$7,944
Product sales	126	25
Service and repair fees	2,195	1,759
Service and repair fees – related parties	45	45
Management and other fees	12,897	12,189
Management and other fees – related medical practices	2,988	2,988
Total Revenues – Net	25,547	24,950
Cost and Expenses
Costs related to patient fee revenue	5,014	4,623
Costs related to product sales	215	221
Costs related to service and repair fees	1,212	938
Costs related to service and repair fees – related parties	11	28
Costs related to management and other fees	7,858	7,801
Costs related to management and other fees – related medical practices	1,543	1,601
Research and development	455	376
Selling, general and administrative expenses	6,239	6,927
Total Costs and Expenses	22,547	22,515
Income from Operations	3,000	2,435
Other income and (expenses):
Interest expense	(4)	(6)
Interest income – related party	12	13
Investment income	431	524
Other income (expense)	3	1
Income Before Provision for Income Taxes and Noncontrolling Interests	3,442	2,967
Provision for income taxes	(903)	(762)
Consolidated Net Income	2,539	2,205
Net Income – Noncontrolling Interests	(483)	(241)
Net Income – Attributable to FONAR	$2,056	$1,964
Net Income Available to Common Stockholders	$1,924	$1,840
Net Income Available to Class A Non–Voting Preferred Stockholders	$98	$93
Net Income Available to Class C Common Stockholders	$34	$31
Basic Net Income Per Common Share Available to Common Stockholders	$0.31	$0.29
Diluted Net Income Per Common Share Available to Common Stockholders	$0.31	$0.29
Basic and Diluted Income Per Share – Class C Common	$0.09	$0.08
Weighted Average Basic Shares Outstanding – Common Stockholders	6,169	6,303
Weighted Average Diluted Shares Outstanding – Common Stockholders	6,296	6,431
Weighted Average Basic and Diluted Shares Outstanding – Class C Common	383	383

FONAR CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts and shares in thousands, except per share amounts)

	For the Six Months Ended December 31, (Unaudited)
Revenues	2025	2024
Patient fee revenue – net of contractual allowances and discounts	$14,868	$15,431
Product sales	442	145
Service and repair fees	4,377	3,751
Service and repair fees – related parties	90	90
Management and other fees	25,838	24,518
Management and other fees – related medical practices	5,975	5,975
Total Revenues – Net	51,590	49,910
Cost and Expenses
Costs related to patient fee revenue	9,943	9,269
Costs related to product sales	539	442
Costs related to service and repair fees	2,271	2,029
Costs related to service and repair fees – related parties	19	96
Costs related to management and other fees	15,670	15,111
Costs related to management and other fees – related medical practices	3,007	3,174
Research and development	895	683
Selling, general and administrative expenses	13,052	12,065
Total Costs and Expenses	45,396	42,869
Income from Operations	6,194	7,041
Other income and (expenses):
Interest expense	(5)	(14)
Interest income – related party	24	26
Investment income	905	1,163
Other income (expense)	6	—
Income Before Provision for Income Taxes and Noncontrolling Interests	7,124	8,216
Provision for income taxes	(1,915)	(2,011)
Consolidated Net Income	5,209	6,205
Net Income – Noncontrolling Interests	(889)	(1,106)
Net Income – Attributable to FONAR	$4,320	$5,099
Net Income Available to Common Stockholders	$4,044	$4,775
Net Income Available to Class A Non–Voting Preferred Stockholders	$206	$241
Net Income Available to Class C Common Stockholders	$70	$83
Basic Net Income Per Common Share Available to Common Stockholders	$0.66	$0.76
Diluted Net Income Per Common Share Available to Common Stockholders	$0.66	$0.74
Basic and Diluted Income Per Share – Class C Common	$0.18	$0.22
Weighted Average Basic Shares Outstanding – Common Stockholders	6,169	6,313
Weighted Average Diluted Shares Outstanding – Common Stockholders	6,296	6,441
Weighted Average Basic and Diluted Shares Outstanding – Class C Common	383	383

FONAR CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts and shares in thousands)

(UNAUDITED)

	For the Six Months Ended December 31,
	2025	2024
Cash Flows from Operating Activities:
Consolidated Net income	$5,456	$6,205
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	2,341	2,298
Net change in operating right-of-use assets and lease liabilities	253	(63)
(Recovery) Provision for credit losses	(337)	1,279
Deferred tax expense	35	1,111
Changes in operating assets and liabilities, net:
Accounts, medical and management fee receivable(s)	(2,315)	(435)
Notes receivable – related party	(25)	(26)
Inventories	59	(143)
Prepaid expenses and other current assets	232	(677)
Other assets	(415)	(11)
Accounts payable	609	(903)
Other current liabilities	(4,184)	(4,556)
Finance lease liabilities	(102)	(86)
Customer deposits	247	(87)
Other liabilities	6	(7)
Net cash provided by operating activities	1,860	3,899
Cash Flows from Investing Activities:
Purchases of property and equipment	(2,264)	(2,552)
Cost of non-compete contract	(500)	—
Proceeds from short-term investments	—	15
Cost of patents	(1)	(20)
Net cash used in investing activities	(2,765)	(2,557)
Cash Flows from Financing Activities:
Repayment of borrowings and capital lease obligations	—	(58)
Sale of noncontrolling interest	—	132
Purchase of treasury stock	—	(1,341)
Distributions to noncontrolling interests	(2,452)	(2,833)
Net cash used in financing activities	(2,452)	(4,100)
Net (Decrease) in Cash and Cash Equivalents	(3,357)	(2,758)
Cash and Cash Equivalents - Beginning of Period	56,334	56,341
Cash and Cash Equivalents - End of Period	$52,977	$53,583